Exhibit 99.4

Execution Version

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 13th day of March, 2021.

BY AND AMONG:

SHAW FAMILY LIVING TRUST, a trust existing under the laws of the Province of Alberta, by its trustee, SFLTCo Ltd. (the “Controlling Shareholder”)

-and-

ROGERS COMMUNICATIONS INC., a corporation existing under the laws of the Province of British Columbia (the “Purchaser”)

-and-

Each other Shaw Family Shareholder that becomes party to this Agreement on or after the date hereof

WHEREAS the Controlling Shareholder is the registered or beneficial owner of, or directly or indirectly exercises control or direction over, each of the Class A Participating Shares (the “Class A Shares”) and the Class B Non-Voting Participating Shares (the “Class B Shares”) of Shaw Communications Inc. (the “Company”), as applicable, set forth on Schedule A hereto (such Class A Shares and Class B Shares, as applicable, together with any additional voting or equity securities of the Company which the Controlling Shareholder acquires registered or beneficial ownership of or direct or indirect control or direction over after the date hereof, collectively being the Controlling Shareholder’s “Subject Securities”);

AND WHEREAS the Purchaser and the Company have entered into an arrangement agreement concurrently with the entering into of this Agreement (including the plan of arrangement attached thereto, the “Arrangement Agreement”) pursuant to which, subject to the terms and conditions set forth therein, the Purchaser will directly or indirectly acquire all of the outstanding Class A Shares and Class B Shares, including a minimum of 50,719,468 of Class A Shares and Class B Shares from the Controlling Shareholder;

AND WHEREAS the Controlling Shareholder acknowledges that the Purchaser would not enter into the Arrangement Agreement but for the execution, delivery and performance of this Agreement by the Controlling Shareholder;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1 - INTERPRETATION

Section 1.1 Definitions in Arrangement Agreement

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement, except that “Depositary”, “Shaw Family Group”, and “Shaw Family Shareholder” have the respective meanings specified in the Plan of Arrangement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as executed by the Purchaser and the Company as of the date hereof and without giving effect to any subsequent amendments, modifications, restatements or waivers thereof except as have been approved by the Controlling Shareholder in writing or that result solely from the modification or waiver of conditions that the Purchaser is entitled to effect or waive without the Controlling Shareholder’s consent pursuant to the terms of Section 5.1(a) hereof.

Section 1.2 Affiliates and Subsidiaries.

For the purpose of this Agreement, a Person is an “affiliate” of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person, provided that in no case shall an “affiliate” of the Controlling Shareholder or any member of the Shaw Family Group include the Company or any of its Subsidiaries or Corus Entertainment Inc. or any of its Subsidiaries, and in no case shall an “affiliate” of the Purchaser or any of its Subsidiaries include the Rogers Control Trust. A “Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to “control” another Person if: (i) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, or (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

Section 1.3 Schedules

The following Schedule(s) attached hereto constitute an integral part of this Agreement:

Schedule “A”	-	Subject Securities
Schedule “B”	-	Charitable Foundations

ARTICLE 2 – COVENANTS

Section 2.1 Covenants of the Purchaser

The Purchaser hereby covenants and agrees in favour of the Controlling Shareholder that, from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with Article 5:

(a)	subject to Section 2.1(b), the Purchaser shall perform all of its obligations set forth in the Arrangement Agreement;

(b)	the obligation of the Purchaser to complete the Arrangement shall be subject only to the conditions set forth in Section 6.1 and Section 6.2 of the Arrangement Agreement; and

(c)

without the prior written consent of the Controlling Shareholder, the Purchaser shall not (i) modify or waive any term or condition of, or amend or supplement, the Arrangement Agreement or the Plan of Arrangement, in each case, in a manner that is adverse to the Controlling Shareholder, or (ii) vary the amount or form of the Arrangement Consideration payable by the Purchaser for the Subject Securities as set out in the Arrangement Agreement and the Plan of Arrangement (other than to add additional consideration).

Section 2.2 Covenants of the Controlling Shareholder

(a)

The Controlling Shareholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with Article 5:

(i)

at any meeting of shareholders or any class of shareholders of the Company (including the Company Meeting) or any adjournment thereof at which holders of Subject Securities are entitled to vote, or in any other circumstances upon which a vote (including in connection with any separate vote of any class of shareholders or any other sub-group of shareholders of the Company that may be required to be held and at which the Subject Securities may be voted), consent (including a written consent in lieu of a meeting) or other approval with respect to the Arrangement or any transaction contemplated by the Arrangement Agreement is sought, the Controlling Shareholder shall cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities for (i) the approval of the Arrangement and each of the other transactions contemplated by the Arrangement Agreement, and (ii) any other matter necessary for the consummation of the Arrangement or any other transaction contemplated by the Arrangement Agreement;

(ii)

at any meeting of shareholders or any class of shareholders of the Company (including the Company Meeting) or at any adjournment thereof at which holders of Subject Securities are entitled to vote, or in any other circumstances upon which a vote (including in connection with any separate vote of any class of shareholders or any other sub-group of shareholders of the Company that may be required to be held and at which the Subject Securities may be voted), consent (including a written consent in lieu of a meeting) or other approval is sought, the Controlling Shareholder shall cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities against (i) any Acquisition Proposal and any action, proposal, transaction, agreement or matter that could reasonably be expected to enable, encourage, support, promote, lead to or otherwise facilitate an Acquisition Proposal, and (ii) any action, proposal, transaction, agreement or matter that could reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Arrangement Agreement or of the Controlling

Shareholder under this Agreement, (B) impede, interfere with, delay, discourage, prevent, adversely affect, inhibit or frustrate the timely consummation of the Arrangement, any transactions contemplated by the Arrangement Agreement or the fulfillment of the conditions to the consummation of the Arrangement, or (C) change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s or any of its Subsidiaries’ Constating Documents);

(iii)

no later than five Business Days prior to the date of any meeting of shareholders or class of shareholders of the Company (including the Company Meeting), the Controlling Shareholder shall, with respect to all of its Subject Securities (i) deliver or cause to be delivered, with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or voting instructions causing the Subject Securities to be voted in accordance with the Controlling Shareholder’s obligations in Section 2.2(a)(i) and Section 2.2(a)(ii), as applicable. Such proxy or voting instructions shall confer voting authority on those individuals as may be designated by the Company in the management information circular (including the Company Circular) and form of proxy with respect to such meeting (including the Company Meeting) and such proxy or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser or to the extent required to comply with the Controlling Shareholder’s obligations in Section 2.2(a)(i) and Section 2.2(a)(ii);

(iv)

the Controlling Shareholder shall not, nor shall it permit any of its affiliates to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement or understanding with respect to the Transfer of, any of its Subject Securities to any Person, other than to the Purchaser pursuant to the Arrangement Agreement, or (ii) grant any proxy, power of attorney, or voting instructions, deposit any of its Subject Securities into any voting trust or enter into any voting or pooling agreement, whether by Contract or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement. Subject to Section 3.3, this Section 2.2(a)(iv) shall not prohibit a Transfer of the Controlling Shareholder’s Subject Securities to any member of the Shaw Family Group, including, for greater certainty, as the result of the winding-up or amalgamation of a corporation that is a member of the Shaw Family Group or a Transfer to a new corporation that is, after formation, a member of the Shaw Family Group (each, a “Permitted Transfer”); provided that, as a pre-condition to such Transfer, the transferee shall have agreed in writing in form and on terms satisfactory to the Purchaser, acting reasonably, to become bound by this Agreement in the same manner as the Controlling Shareholder hereunder (if not already so bound);

(v)

the Controlling Shareholder shall, and shall cause its affiliates and Representatives to, use its reasonable best efforts to assist the Company to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and to oppose any of the matters described in Section 2.2(a)(ii);

(vi)

the Controlling Shareholder shall not, nor shall it permit its affiliates to, directly or indirectly, exercise any rights of appraisal or rights of dissent provided under any applicable Law or otherwise in connection with the Arrangement (including the Dissent Rights) or the transactions contemplated by the Arrangement Agreement;

(vii)

the Controlling Shareholder shall promptly notify the Purchaser upon acquiring or becoming the legal or beneficial owner of, or acquiring direct or indirect control or direction over, any additional Class A Shares, Class B Shares or other voting or equity securities in the capital of the Company after the date hereof, and from and after the date of such acquisition, all such additional securities shall be deemed to be “Subject Securities” of the Controlling Shareholder and subject to all of the terms and conditions of this Agreement;

(viii)	the Controlling Shareholder shall not, nor shall it permit its affiliates to, directly or indirectly through any Representative or otherwise:

(A)

solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of any confidential information, properties, facilities, books or records of the Controlling Shareholder, the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer (whether public or otherwise) that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal or any of the matters described in Section 2.2(a)(ii);

(B)

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer (whether public or otherwise) that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal or any of the matters described in Section 2.2(a)(ii);

(C)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal;

(D)	accept or enter into, or publicly propose to accept or enter into, any agreement, understanding or arrangement with any Person (other than the Purchaser) in respect of an Acquisition Proposal;

(E)	cause, endorse, support, encourage, facilitate, recommend, propose or otherwise influence the board of directors of the Company to make a Change in Recommendation; or

(F)

join in the requisition of any meeting of the shareholders of the Company for the purpose of considering any resolution related to any Acquisition Proposal or any of the matters described in Section 2.2(a)(ii);

(ix)

the Controlling Shareholder shall, and shall cause its affiliates and its and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser), with respect to any inquiry, proposal or offer (whether public or otherwise) that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal or any of the matters described in Section 2.2(a)(ii) (whether or not initiated by the Controlling Shareholder);

(x)

the Controlling Shareholder shall and shall cause its affiliates to, take all necessary action to enforce any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant with respect to the Company or any of its Subsidiaries to which the Controlling Shareholder or any of its affiliates is a party;

(xi)

if the Controlling Shareholder or any of its affiliates or its or their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer (whether public or otherwise) that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries, including information, access or disclosure relating to the properties, facilities, books and records of the Company or any of its Subsidiaries, the Controlling Shareholder shall:

(A)

promptly notify the Purchaser, at first orally, and then promptly and in any event within 24 hours in writing, of such inquiry, proposal or offer, including a description of its material terms and conditions, the identity of all Persons making the inquiry, proposal or offer, and copies of all written documents, material or substantive correspondence or other material received in respect of, from or on behalf of any such Person of which, in each case, the Controlling Shareholder becomes aware; and

(B)

keep the Purchaser fully informed of the status of all material developments and, solely to the extent permitted by this Agreement, discussions and negotiations with respect to such inquiry, proposal or offer, including any changes, modifications or other amendments to any such inquiry, proposal or offer and shall promptly provide to the Purchaser copies of all material correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material or substantive terms of such correspondence communicated to the Controlling Shareholder or its Representatives by or on behalf of any Person making such inquiry, proposal or offer; provided however that no such notification shall be required if the Company has provided such notification to the Purchaser pursuant to the Arrangement Agreement;

(xii)

the Controlling Shareholder shall not, nor shall it permit any of its affiliates or its or their respective Representatives to, take any other action of any kind, directly or indirectly, which could, individually or in the aggregate, reasonably be expected to reduce the success of, or delay or interfere with, the completion of Arrangement or any of the transactions contemplated by the Arrangement Agreement; and

(xiii)

the Controlling Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other action necessary or as the Purchaser or the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Arrangement Agreement.

(b)

The Controlling Shareholder hereby irrevocably agrees that, following the Effective Time and without the prior written consent of the Purchaser, the Controlling Shareholder will not, directly or indirectly, offer, sell, contract to sell, announce an intention to sell, or otherwise assign, transfer or dispose of (collectively, the “Transfer Restrictions”) any Arrangement Consideration Shares received by it or any of its affiliates prior to the lock-up release dates set forth below:

Portion of Arrangement Consideration Shares Released from the Transfer Restrictions	Lock-up Release Date

One-Third	First Anniversary of the Effective Date

One-Third	Second Anniversary of the Effective Date

Remainder	Third Anniversary of the Effective Date

Until such Transfer Restrictions expire, the Controlling Shareholder will, upon reasonable request of the Purchaser from time to time but in any event not more frequently than once per year, certify (1) that the Controlling Shareholder is in compliance with the terms of this Section 2.2(b), and (2) the number of Arrangement Consideration Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by the Controlling Shareholder.

(c)	Notwithstanding Section 2.2(b), but subject to Section 3.3, the Transfer Restrictions shall not apply to:

(i)	any transfer or other disposition of any or all of the Arrangement Consideration Shares by operation of law;

(ii)

the transfer of any or all of the Arrangement Consideration Shares to a holding company or other legal entity controlled by the Controlling Shareholder for family or estate planning purposes or any Permitted Transfer;

(iii)	the transfer of any or all of the Arrangement Consideration Shares as permitted in accordance with Section 3.3(a)(iii);

(iv)	any pledge or security interest in respect of any or all of the Arrangement Consideration Shares pursuant to a bona fide lending arrangement with an arm’s length financial institution;

(v)

any transfer (including an agreement to vote or tender shares pursuant to a voting, support or letter agreement) or other disposition of the Arrangement Consideration Shares to tender them to a bona fide third party take-over bid made to all holders of the Purchaser Shares or in connection with a merger, business combination, arrangement, consolidation, reorganization, restructuring or similar transaction involving the Purchaser; or

(vi)	any transfer, not described above, undertaken with the written consent of the Purchaser (not to be unreasonably withheld).

(d)

The Controlling Shareholder covenants and agrees that it shall make commercially reasonable efforts to obtain from each of the other members of the Shaw Family Group that are not affiliates of the Controlling Shareholder (including but not limited to each of the charitable foundations listed in Schedule “B” hereto) an agreement (in form and substance satisfactory to the Purchaser, acting reasonably) to observe the covenants in this Agreement applicable to the Controlling Shareholder.

(e)

The Controlling Shareholder hereby agrees to take all necessary action within its power to cause each registered holder of the Subject Securities to irrevocably be a Shaw Family Shareholder under the Plan of Arrangement.

Section 2.3 Co-operation/Alternative Transaction

As used herein, an “Alternative Transaction” means a form of transaction other than pursuant to the Plan of Arrangement (including, without limitation, a take-over bid or an amalgamation) whereby the Purchaser and/or its affiliates would directly or indirectly acquire all the Company Participating Shares provided that such transaction meets the following conditions:

(a)

the economic terms and conditions of such transaction shall have consequences to the Controlling Shareholder and the other members of the Shaw Family Group, on an after-tax basis, that are substantially equivalent to or better than those contemplated by this Agreement and the Arrangement Agreement; and

(b)

either (i) the consideration to be received by Company Participating Shareholders other than members of the Shaw Family Group is substantially equivalent on a per Company Participating Share basis to the consideration to be received by members of the Shaw Family Group thereunder, and such Alternative Transaction is not expected to result in tax consequences that are materially worse to such Company Participating Shareholders compared to the transactions contemplated in the Arrangement Agreement, or (ii) the terms of such transaction shall have been the subject of a favourable Company Board Recommendation, mutatis mutandis.

If the Purchaser concludes that it is necessary or desirable to proceed with an Alternative Transaction, the Controlling Shareholder agrees to fully support (and to cause its affiliates and its and their respective Representatives to fully support) the structuring, evaluation and implementation of an Alternative Transaction to the same extent as the Arrangement and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction, including, in the case of a take-over bid, by causing all of the Controlling Shareholder’s Subject Securities to be validly tendered in acceptance of such take-over bid and to not be directly or indirectly withdrawn. All of the provisions of this Agreement shall apply, mutatis mutandis, to such Alternative Transaction as if references to the Arrangement, the Arrangement Agreement, the Company Board Recommendation and the transactions contemplated by the Arrangement Agreement were references to such Alternative Transaction and, if applicable Company Board Recommendation.

Section 2.4 Breach of Covenants

Without limiting the generality of the foregoing, the Controlling Shareholder shall cause its affiliates and its and their respective Representatives to comply with the covenants in this Article 2 to the same extent they apply to the Controlling Shareholder, and any violation of any of the covenants set forth in this Article 2 by any such affiliate or Representative will be deemed to be a breach of this Article 2 by the Controlling Shareholder. The Controlling Shareholder shall promptly advise the Purchaser, at first orally and then promptly and in any event within 24 hours in writing, of any breach by the Controlling Shareholder, its affiliates or their respective Representatives of which it becomes aware of any covenant or agreement contained in this Agreement.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Controlling Shareholder

The Controlling Shareholder represents and warrants to and covenants with the Purchaser as follows, and acknowledge that the Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)

Organization and Qualification; Capacity and Corporate Authorization. The Controlling Shareholder is a trust duly established and validly existing under and governed by the laws of the Province of Alberta, and the trustee of the Controlling Shareholder, acting in its capacity as trustee of the Controlling Shareholder, has all necessary corporate and trust power and authority to cause the Controlling Shareholder to execute and deliver this Agreement and to perform the Controlling Shareholder’s obligations hereunder. The execution, delivery and performance by the Controlling Shareholder of its obligations under this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate or equivalent action on the part of the Controlling Shareholder and no other corporate or equivalent proceedings on the part of the Controlling Shareholder are necessary to authorize this Agreement and the other transactions contemplated hereby.

(b)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Controlling Shareholder, and constitutes a legal, valid and binding agreement of the Controlling Shareholder, enforceable against it in accordance with its terms subject only to (i) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally, and (ii) the discretion that a court may exercise in the granting of equitable or extraordinary remedies such as specific performance and injunction.

(c)

Governmental Authorization. The execution, delivery and performance by the Controlling Shareholder of this Agreement and, assuming that each of the conditions set forth in Article 6 of the Arrangement Agreement is met, the consummation by the Controlling Shareholder of the transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with or notification to, any Governmental Entity by the Controlling Shareholder other than customary filings with the Canadian Securities Authorities.

(d)

No Conflict/Non-Contravention. The execution and delivery of this Agreement by the Controlling Shareholder, and, assuming that each of the conditions set forth in Article 6 of the Arrangement Agreement is met, performance of its obligations hereunder and the consummation by the Controlling Shareholder of the transactions contemplated hereby, do not and will not:

(i)	contravene, conflict with, or result in any violation or breach of the Constating Documents of the Controlling Shareholder; or

(ii)

contravene, conflict with or result in a violation or breach of Law, except as would not, individually or in the aggregate, materially impede the ability of the Controlling Shareholder to consummate the transactions contemplated hereby.

(e)

Litigation. There are no material claims, actions, suits or arbitrations or inquiries, investigations or proceedings in progress or pending or, to the knowledge of the Controlling Shareholder, threatened, against the Controlling Shareholder, that if determined adverse to the interests of the Controlling Shareholder would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby. The Controlling Shareholder is not subject to any outstanding judgement, order, writ, injunction or decree that would reasonably be expected to prevent or delay consummation of the transactions contemplated by this Agreement.

(f)

Ownership of Subject Securities. As of the date hereof, the Controlling Shareholder is the registered or beneficial owner of, or directly or indirectly exercises control or direction over, and, subject to any Permitted Transfers, at all times between the date hereof and the Effective Time, the Controlling Shareholder will be the registered or beneficial owner of, or will directly or indirectly exercise control or direction over, the Controlling Shareholder’s Subject Securities.

(g)

Exercise of Control or Direction. As of the date hereof, other than the Subject Securities set forth on Schedule A, neither the Controlling Shareholder nor its affiliates (i) is the legal or beneficial owner of, or directly or indirectly exercises control or direction over, any Class A Shares, Class B Shares or other voting or equity securities (or any securities convertible or exchangeable into any voting or equity securities) in the capital of the Company, or (ii) has any right to acquire legal or beneficial ownership of, or direct or indirect control or direction over, any Class A Shares, Class B Shares or other voting or equity securities (or any securities convertible or exchangeable into any voting or equity securities) in the capital of the Company.

(h)

No Agreements. No Person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or Contract) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement and the Arrangement Agreement.

(i)

Voting. As at the date hereof, the Controlling Shareholder has, and, immediately prior to the Effective Time, the Controlling Shareholder will have, the right and authority to enter into this Agreement and to vote or cause to be voted the Subject Securities as contemplated herein. None of the Subject Securities is subject to any proxy, power of attorney, voting instructions, pooling agreement or voting trust, or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind, other than pursuant to this Agreement.

(j)

Good Title. As of the date hereof, the Controlling Shareholder or its controlled affiliate has, and, immediately prior to the Effective Time, the Controlling Shareholder or its controlled affiliate will have, good and marketable title to the Subject Securities, free and clear of all Liens or rights of others of any nature or kind whatsoever.

(k)

Residency. As of the date hereof, the Controlling Shareholder and each registered holder of Subject Securities is, and immediately prior to the Effective Time will be, a resident of Canada for the purposes of Canadian Securities Laws and U.S. Securities Laws.

Section 3.2 Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants to the Controlling Shareholder as follows, and acknowledges that the Controlling Shareholder is relying upon such representations and warranties in entering into this Agreement that:

(a)

Organization and Qualification. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of British Columbia, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

(b)

Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby.

(c)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to (i) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally, and (ii) the discretion that a court may exercise in the granting of equitable or extraordinary remedies such as specific performance and injunction.

(d)

Governmental Authorization. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with or notification to, any Governmental Entity by the Purchaser other than (i) the Interim Order and any approvals required by the Interim Order, (ii) the Final Order, (iii) filings with the Registrar under the ABCA, (iv) the Key Regulatory Approvals, and (v) filings with the Canadian Securities Authorities or the TSX, the TSXV or the NYSE, as applicable.

(e)

No Conflict/Non-Contravention. The execution and delivery of this Agreement by the Purchaser, and performance of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby do not and will not:

(i)	contravene, conflict with, or result in any violation or breach of the Constating Documents of the Purchaser; or

(ii)

assuming compliance with the matters referred to in Section 3.2(d) above, contravene, conflict with or result in a violation or breach of Law, except as would not, individually or in the aggregate, materially impede the ability of the Purchaser to consummate the transactions contemplated hereby.

(f)

Litigation. There are no material claims, actions, suits or arbitrations or inquiries, investigations or proceedings in progress or pending or, to the knowledge of the Purchaser, threatened, against the Purchaser, that if determined adverse to the interests of the Purchaser would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby. The Purchaser is not subject to any outstanding judgement, order, writ, injunction or decree that would reasonably be expected to prevent or delay consummation of the transactions contemplated by this Agreement.

(g)

Canadian Securities Law Matters and Stock Exchange Compliance. The Purchaser is a “reporting issuer” under Canadian Securities Laws in each of the provinces of Canada. The Purchaser Voting Shares are listed and posted for trading on the TSX and the Purchaser Shares are listed and posted for trading on the TSX and are listed on the NYSE. The Purchaser is in compliance in all material respects with applicable Canadian Securities Laws and the applicable listing and corporate governance rules and regulations of the TSX and NYSE. As of the date hereof, the Purchaser has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Purchaser received notification from any Canadian Securities Authority seeking to revoke the reporting issuer status of the Purchaser. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Purchaser is pending, in effect or, to the knowledge of the Purchaser, has been threatened, or is expected to be implemented or undertaken (other than in connection with the transactions contemplated by this Agreement), and the Purchaser is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(h)

U.S. Securities Law Matters. The Purchaser Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and the Purchaser is in material compliance with its reporting obligation as a “foreign private issuer”, as defined in Rule 3b-4 under the U.S. Exchange Act, pursuant to Section 13 of the U.S. Exchange Act.

(i)

Reports. Since December 31, 2019, the Purchaser has timely filed true and correct copies of the Purchaser Filings that the Purchaser is required to file under applicable Canadian Securities Laws and U.S. Securities Laws, other than such Purchaser Filings that the failure to file would, individually or in the aggregate, not have a Purchaser Material Adverse Effect. The documents comprising the Purchaser Filings (i) complied as filed in all material respects with Law, and (ii) did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. Any amendments to the Purchaser Filings required to be made have been filed on a timely basis with the applicable Governmental Entity. The Purchaser has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential or any other confidential filings filed under applicable Canadian Securities Laws or U.S. Securities Laws. There are no outstanding or unresolved comments in comments letters from any Governmental Entity respect to any of the Purchaser Filings and, to the knowledge of the Purchaser, neither the Purchaser nor any of the Purchaser Filings is subject of an ongoing audit, review, comment or investigation by any Governmental Entity.

(j)

Purchaser Shares. The authorized capital of the Purchaser is set forth in the Purchaser’s Constating Documents. The Purchaser Shares to be issued as the Arrangement Consideration Shares pursuant to the Arrangement have been duly authorized and reserved for issuance and, upon issuance, will be validly issued as fully paid and non-assessable shares in the capital of the Purchaser, will not have been issued in violation of any pre-emptive rights or contractual rights to purchase securities and will be listed and posted for trading on the TSX and listed on the NYSE.

(k)	Dividends. Subject to applicable Law, the Purchaser confirms its current intention not to reduce its current dividend on the Purchaser Shares following the Effective Time.

Section 3.3 Prohibited Securities

(a)

The Controlling Shareholder provides the following acknowledgements, representations and warranties and covenants on behalf of the Controlling Shareholder and on behalf of any corporation of which the Controlling Shareholder is a “specified shareholder” (for the purposes of paragraphs 88(1)(c) and 88(1)(d) of the Tax Act (a “Specified Shareholder”)) (all such Persons and corporations, together with the Controlling Shareholder, being defined herein as the “Shareholder Group”); and in furtherance thereof the Controlling Shareholder hereby:

(i)

acknowledges that the Purchaser may be undertaking a tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act and covenants not to knowingly take any action or enter into any transaction (including without limitation those set out below) that would have the effect of reducing or eliminating the tax cost “bump” otherwise available to the Purchaser and/or its affiliates in respect of any property owned directly or indirectly by the Company and/or its Subsidiaries;

(ii)

represents and warrants that no member of the Shareholder Group has a current intention to acquire (directly or indirectly) any shares, warrants, debt obligations or other securities of the Purchaser or any of its Subsidiaries or any other property which derives, directly or indirectly, more than 10% of its value from such securities (collectively, the “Prohibited Securities”) with the exception of (A) the Purchaser Shares issued directly to that member of the Shareholder Group pursuant to the Arrangement, (B) any Prohibited Securities acquired pursuant to rights granted under any management compensation plans of the Purchaser or its Subsidiaries which are granted as compensation for services, and (C) any Prohibited Securities that any member of the Shareholder Group may acquire (directly or indirectly) by reason of Prohibited Securities being acquired by an investment fund, index replicating fund or mutual fund over which such member of the Shareholder Group does not have any control;

(iii)

covenants that, for a period of 24 months following the Effective Date, no member of the Shareholder Group will acquire (directly or indirectly), other than as a result of the death of a member of the Shareholder Group, a distribution from an estate or in connection with an application or proceeding under the Family Law Act (Ontario), Family Law Act (Alberta), the Divorce Act (Canada) or any comparable laws or legislation or any legislation concerning community of property or any similar regime affecting property of the Province of Alberta, Province of Ontario or any other jurisdiction, or if consented to by the Purchaser in writing (each, an “Involuntary Disposition”), (A) any Prohibited Securities other than those described in Section 3.3(a)(ii)(A), (B) and (C) above (which, for greater certainty, may not be transferred to a Person with whom the transferor does not deal at arm’s length for purposes of the Tax Act, or otherwise between members of the Shareholder Group other than as a result of an Involuntary Disposition) and, for greater certainty, will not participate in the Purchaser’s “dividend reinvestment plan”, or (B) any shares, warrants, debt obligations or other securities of any corporation which acquires any property of the Company and/or its Subsidiaries after the Effective Date (other than in the ordinary course of business) (a “Buyer”) or any other property which, to the knowledge of the Controlling Shareholder, derives (directly or indirectly) more than 10% of its value from such securities (collectively the “Prohibited Buyer Securities”), other than securities that any member of the Shareholder Group may acquire (directly or indirectly) by reason of such Prohibited Buyer Securities being acquired by an investment fund, index replicating fund or mutual fund over which such member of the Shareholder Group does not have any control, provided that the restriction on acquiring Prohibited Buyer Securities shall not apply until such time as the Purchaser provides notice in writing to the Controlling Shareholder of any completed or proposed acquisition of such property by the Buyer;

(iv)

covenants that no member of the Shareholder Group will represent to the Canada Revenue Agency or any other applicable Canadian taxing authority, in any tax filing or otherwise, that any future acquisition of Prohibited Securities or Prohibited Buyer Securities forms part of the same series of transactions as the Arrangement; and

(v)

covenants that it will use reasonable best efforts to ensure that no member of the Shaw Family Group will (A) knowingly take any action or enter into any transaction described in Section 3.3(a)(i), (B) for a period of 24 months following the Effective Date, acquire any Prohibited Securities or Prohibited Buyer Securities (other than in an acquisition that the Controlling Shareholder would be permitted to make under Section 3.3(a)(iii)), and (C) make representations to the Canada Revenue Agency or any other applicable Canadian taxing authority as described in Section 3.3(a)(iv).

(b)

The Purchaser acknowledges and agrees that the Controlling Shareholder’s aggregate liability with respect to any losses, claims, demands, debts, interest, charges, fines, penalties, assessments, reassessments, judgments, suits, awards, obligations, payments, costs or expenses (including the costs and expenses of any legal proceeding or any order, and any settlement or compromise relating thereto (including the costs, fees and expenses of legal counsel on a substantial indemnity basis)), damages or liabilities which the Purchaser, its affiliates and any permitted assignee of the Purchaser under this Agreement and any of their respective directors, officers, employees, shareholders, partners, representatives and agents may suffer or incur caused or arising from: (i) any breach, inaccuracy or misrepresentation of any representation or warranty made or given by the Controlling Shareholder in Section 3.3(a) of this Agreement; or (ii) the breach of any covenant given by the Controlling Shareholder in Section 3.3(a) of this Agreement, shall in no circumstances exceed 10% of the aggregate Arrangement Consideration paid by the Purchaser in exchange for the Subject Securities.

ARTICLE 4

QUALIFYING HOLDCO ALTERNATIVE

4.1	Qualifying Holdco Alternative

(a) Subject to receipt of any required Regulatory Approvals, the Purchaser will permit any Shaw Family Shareholder (each, a “Qualifying Holdco Shareholder”) that, (I) is resident in Canada for purposes of the Tax Act (including a partnership if all of the members of the partnership are resident in Canada), (II) is not exempt from tax under Part I of the Tax Act, (III) is the registered owner of Company Participating Shares as of the Business Day immediately following the Company Meeting, and (IV) elects in respect of all of such Company Participating Shares, by notice in writing provided to the Purchaser (or the Depositary) not later than 5:00 p.m. (Toronto time) on the later of (x) the 15th Business Day prior to the Effective Date and (y) the Business Day immediately following the Company Meeting (the “Holdco Election Date”), to transfer all of the Company Participating Shares owned by the Qualifying Holdco Shareholder to a corporation (“Qualifying Holdco”) and sell all of the issued shares received from that Qualifying Holdco, the terms and conditions of which shares shall be determined in consultation with the Purchaser, that meets the conditions described below (the “Holdco Alternative”):

(i) such Qualifying Holdco was incorporated under the Business Corporations Act (British Columbia) on or after the date of this Agreement and the transfer of the Company Participating Shares to such Qualifying Holdco shall occur no more than 15 Business Days prior to the Effective Date, unless written consent is obtained from the Purchaser;

(ii) such Qualifying Holdco is a single purpose corporation that has not carried on any business, has no employees, has not held or does not hold any assets other than Company Participating Shares and a nominal amount of cash, has never entered into any transaction other than those relating to and necessary for the ownership of Company Participating Shares or, with Purchaser’s consent, such other transactions as are necessary to facilitate those transactions described in the Plan of Arrangement;

(iii) subject to (v) below, at the Effective Time, such Qualifying Holdco will have no liabilities or obligations of any kind whatever, absolute or contingent, accrued or accruing, (except to the Purchaser, a wholly-owned subsidiary thereof and the Company under the terms of the Holdco Alternative);

(iv) subject to (v) below, at the Effective Time, such Qualifying Holdco will not have unpaid declared dividends and, prior to the Effective Time, such Qualifying Holdco shall not have paid any capital dividends or taxable dividends or other taxable distributions, other than an increase in stated capital, a stock dividend, a cash dividend financed with a daylight loan or a taxable dividend paid through the issuance of a promissory note with a determined principal amount and any such promissory note issued in relation to the payment of any such dividend shall no longer be outstanding as of the Effective Time;

(v) to the extent that such Qualifying Holdco received a dividend from the Company prior to the Effective Date, such Qualifying Holdco paid an equivalent dividend to its Qualifying Shareholders; and if a dividend is declared on the Company Shares with a record date prior to the Effective Date and a payment date after the Effective Date which is paid by the Company to the Depositary pursuant to the Plan of Arrangement for the benefit of and on behalf of the Shareholders (a “Final Dividend”), such Qualifying Holdco will declare an equivalent dividend payable to its Qualifying Shareholders to be paid one minute after the payment of the Final Dividend to the Depositary, and will instruct the Depositary to hold the amount of the Final Dividend, otherwise held for the benefit of and on behalf of the Qualifying Holdco, for the benefit of and on behalf of its Qualifying Shareholders;

(vi) such Qualifying Holdco shall have no shares outstanding other than the shares being disposed of to the Purchaser (or wholly-owned Subsidiary thereof) by a Qualifying Holdco Shareholder, and each such Qualifying Shareholder shall be the sole beneficial owner of all such shares disposed of to the Purchaser with good and valid title thereto free and clear of all Liens, and no other Person shall have any option, warrant or other right to acquire any securities of such Qualifying Holdco;

(vii) at all times such Qualifying Holdco shall be a resident of Canada and a “taxable Canadian Corporation” for the purposes of the Tax Act and shall not be a resident of, and shall have no taxable presence in, any other country;

(viii) such Qualifying Holdco shall have not more than three directors and three officers;

(ix) each Qualifying Holdco Shareholder shall, at their cost and in a timely manner, prepare and file, or cause to be filed in co-operation with the Purchaser, all income Tax Returns of such Qualifying Holdco in respect of the taxation year of such Qualifying Holdco ending immediately prior to the (direct or indirect) acquisition of such Qualifying Holdco by the Purchaser, subject to the Purchaser’s right to approve all such Tax Returns as to form and substance (such approval not to be unreasonably withheld, conditioned or delayed);

(x) each Qualifying Holdco Shareholder shall indemnify the Company and the Purchaser (and any applicable wholly-owned subsidiary thereof that purchases shares from such Qualifying Holdco Shareholder), and any successor thereof, for any and all liabilities of the Qualifying Holdco relating to periods prior to the (direct or indirect) acquisition of such Qualifying Holdco by the Purchaser (other than tax liabilities of the Qualifying Holdco that arise as a result of the Qualifying Holdco disposing of the Company Participating Shares after the Effective Date) in a form satisfactory to the Purchaser acting reasonably, such indemnity to survive the execution and delivery of this Agreement and the Effective Time;

(xi) each Qualifying Holdco Shareholder will be required to enter into a share purchase agreement and other ancillary documentation (collectively, the “Holdco Agreements”) containing representations and warranties, covenants and indemnification provisions acceptable to the Purchaser, acting reasonably;

(xii) each Qualifying Holdco Shareholder will provide the Company and the Purchaser with copies of all documents necessary to effect the transactions contemplated herein on or before the 15th Business Day preceding the Effective Date, the completion of which will comply with applicable Laws (including Securities Laws) at or prior to the Effective Time;

(xiii) the entering into or implementation of the Holdco Alternative will not result in any delay in completing any other transaction contemplated by the Arrangement Agreement;

(xiv) each Qualifying Holdco Shareholder shall waive its dissent rights;

(xv) each Qualifying Holdco Shareholder agrees that the Purchaser may require that the Qualifying Holdco make an election pursuant to subsection 256(9) of the Tax Act in respect of the acquisition of control of the Qualifying Holdco;

(xvi) each Qualifying Holdco will elect not to be a “Canadian-controlled private corporation” pursuant to paragraph 125(7)(d) of the Tax Act and will not revoke such election;

(xvii) subject to (xvi) above, unless written consent is provided by the Purchaser, each Qualifying Holdco will not have made any election or designation under the Tax Act or any provincial or territorial tax legislation, other than eligible dividend designations and elections made under section 85 of the Tax Act and any provincial or territorial equivalent in connection with the transactions contemplated herein;

(xviii) access to the books and records of such Qualifying Holdco shall have been provided on or before the 15th Business Day prior to the Effective Date and no action or inaction by the Qualifying Holdco Shareholder or Qualifying Holdco shall have prevented the Purchaser and its counsel from completing their due diligence regarding the business and affairs of such Qualifying Holdco;

(xix) each Qualifying Holdco Shareholder will be required to pay all reasonable out-of-pocket expenses incurred by the Purchaser (and any applicable wholly-owned subsidiary thereof that purchases shares from such Qualifying Holdco Shareholder) or the Company in connection with the Holdco Alternative, including any reasonable costs associated with any due diligence conducted by the Purchaser or the Company; and

(xx) there shall not be more than ten (10) Qualifying Holdcos.

(b) Any Qualifying Holdco Shareholder that elects the Holdco Alternative will be required to make full disclosure to Purchaser of all transactions involved or to be involved in such Holdco Alternative. In the event that the terms and conditions of the transactions involved in such Holdco Alternative are not satisfactory to Purchaser, acting reasonably, and the Qualifying Holdco Shareholder has been notified of the unsatisfactory aspects thereof and provided with a reasonable opportunity to address or revise such aspects of the transactions involved in a manner that is satisfactory to Purchaser, acting reasonably, and has failed to do so, no Holdco Alternative shall be offered to such Qualifying Holdco Shareholder and the other transactions contemplated by this Agreement shall be completed subject to the other terms and conditions hereof.

(c) Each Qualifying Holdco Shareholder that has elected the Holdco Alternative will be required to enter into a Holdco Agreement providing for the acquisition of all issued and outstanding shares of the Qualifying Holdco held by that Qualifying Holdco Shareholder in a form consistent with the foregoing. Failure of any Qualifying Holdco Shareholder to elect the Holdco Alternative on or prior to the Holdco Election Date or failure of any Qualifying Holdco Shareholder to enter into a Holdco Agreement will disentitle such Qualifying Holdco Shareholder from the Holdco Alternative.

(d) Upon request by a Qualifying Holdco Shareholder, Purchaser may in its sole discretion agree to waive any of the requirements described in this Section 4.1.

4.2 Controlling Shareholder Holds Rights in Trust

Each of the parties to this Agreement acknowledges that the provisions of Section 4.1 are intended for the irrevocable benefit of, and shall be enforceable by, all Shaw Family Shareholders and their respective heirs, executors, administrators and legal representatives, and for such purpose, the Controlling Shareholder confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf, which provisions shall be binding on the Purchaser and any of its successors.

ARTICLE 5 - TERMINATION

Section 5.1 Termination

Subject to Section 5.2, this Agreement shall terminate upon the Effective Date and may be terminated at any time by the mutual agreement in writing of the Purchaser and the Controlling Shareholder. This Agreement may, subject to Section 5.2 be earlier terminated:

(a)	by the Controlling Shareholder if:

(i)

an amendment is made to the Arrangement Agreement, without the consent of the Controlling Shareholder, (A) to decrease the amount of, or change the form of, the consideration payable for, the Subject Securities to be acquired pursuant to the Arrangement (provided that, a decrease in the market price of the Purchaser’s shares will not constitute a decrease in the amount of the consideration payable for the Subject Securities), or (B) that would make or have the effect of making the Holdco Alternative unavailable to members of the Shaw Family Group;

(ii)

the Arrangement Agreement is validly terminated by the Company pursuant to Section 7.2(a)(iii)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by Purchaser] or Section 7.2(a)(iii)(B) [Failure to Fund];

(iii)

the Arrangement Agreement is terminated by the Purchaser for any reason other than a valid termination by the Purchaser pursuant to Section 7.2(a)(iv)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by Company] and thereafter the Purchaser publicly announces or publicly confirms that it does not intend to make or pursue an Alternative Transaction;

(iv)	the Arrangement Agreement is terminated by the Purchaser pursuant to Section 7.2(a)(iv)(C) [Company Material Adverse Effect];

(v)

(A) the Purchaser materially breaches or is in material default of any of the Purchaser’s material obligations hereunder or (B) any representation and warranty made by Purchaser herein is untrue or incorrect in a material respect as of the date hereof and, in either such case, such breach, default or incorrectness has had or may have a material adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or on the economic consequences thereof to the Shaw Family Shareholders, provided that (X) the Controlling Shareholder has notified the Purchaser in writing of any of the foregoing events and the same has not been cured by the Purchaser within 15 days of the date such notice was received by Purchaser and (Y) the Controlling Shareholder has not materially breached and is not in material default of any of its obligations hereunder; or

(vi)	June 13, 2022.

(b)	by the Purchaser if:

(i)	the Arrangement Agreement is validly terminated by the Purchaser; or

(ii)

if the Controlling Shareholder breaches or is in default of any of the covenants or obligations of the Controlling Shareholder under this Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or if any of the representations or warranties of the Controlling Shareholder under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect;

provided that the Purchaser has notified the Controlling Shareholder in writing of any of the foregoing events and the same has not been cured by the Controlling Shareholder within 15 days of the date such notice was received by the Controlling Shareholder and provided that the Controlling Purchaser has not breached this Agreement and is not in material default in its performance of its obligations hereunder; or

(c)	by either the Purchaser or the Controlling Shareholder upon the valid termination of the Arrangement Agreement pursuant to Section 7.2(a)(ii)(B) [Illegality].

Section 5.2 Effect of Termination; Survival

If this Agreement is terminated in accordance with this Article 5, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of this Agreement which occurred prior to such termination, provided that Section 2.2(e) and any liability for any breach thereof will survive any termination of this Agreement. Notwithstanding the foregoing, if the Plan of Arrangement is completed, the representations and warranties, covenants and agreements in Section 2.2(b), Section 2.2(c) and Section 3.3 shall survive the Effective Date, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Subject Securities and the payment of the Arrangement Consideration pursuant to the terms of the Arrangement.

ARTICLE 6 - GENERAL

Section 6.1 Further Assurances

Each of the Controlling Shareholder and its affiliates and the Purchaser and its affiliates will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as any party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and the Arrangement Agreement.

Section 6.2 Disclosure

(a)

Except as required by applicable Laws or regulations or by any Governmental Entity, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other parties, which shall not be unreasonably withheld or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable Laws. The Controlling Shareholder consents to this Agreement being made publicly available, including by filing on SEDAR, and the details of this Agreement being described in any (i) information circular prepared by the Company or the Purchaser in connection with the Arrangement (including the Company Circular), (ii) take-over bid circular prepared by the Purchaser with respect to any offer to acquire Class A Shares or Class B Shares, or (iii) material change report prepared by the Purchaser in connection with the execution and delivery of this Agreement or the Arrangement Agreement, provided that the Purchaser shall (solely to the extent practicable) make commercially reasonable efforts to provide the Controlling Shareholder with a reasonable opportunity to review and comment on any disclosure therein specific to the Controlling Shareholder or any other Shaw Family Shareholder (including the disclosure referred to in 6.2(b)) and to redact any personal information relating to any Shaw Family Shareholder to the extent permitted by Law.

(b)

The Controlling Shareholder acknowledges and agrees that a summary of the negotiations leading to the execution and delivery of this Agreement will appear in the Company Circular and in any other public disclosure document required by applicable Laws and further agrees that it will, as promptly as practicable, notify the Purchaser of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure documents if and to the extent that the Controlling Shareholder becomes aware that any such information shall have become false or misleading in any material respect.

Section 6.3 Fiduciary Obligations

The Purchaser agrees and acknowledges that the Controlling Shareholder is bound hereunder solely in its capacity as a registered or beneficial owner of, or a Person who directly or indirectly exercise control or direction over, the Subject Securities, and that the provisions hereof shall not be deemed or interpreted to bind any affiliates of the Controlling Shareholder or any of the officers or directors or the Controlling Shareholder and any affiliate in their capacities as a director or officer of the Company. For the avoidance of doubt, subject to the terms of the Arrangement Agreement, nothing in this Agreement shall limit any party from fulfilling his or her fiduciary duties as a director or officer of the Company.

Section 6.4 Time

Time is of the essence in this Agreement.

Section 6.5 Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein. Each party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of Alberta in the City of Calgary and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum, provided that any such proceedings will be conducted in the English language only.

Section 6.6 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 6.7 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

Section 6.8 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 6.9 Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, without reducing its own obligations hereunder.

Section 6.10 Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by email, in the case of:

(a)	the Purchaser, addressed as follows:

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario, M4W 1G9

Attention: Joe Natale, Chief Executive Officer

Email:       [Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Goodmans LLP

333 Bay Street, Suite 3400

Toronto, Ontario, M5H 2S7

Attention:  Dale Lastman and Chris Sunstrum

Email:        dlastman@goodmans.ca and csunstrum@goodmans.ca

(b)	the Controlling Shareholder addressed as follows:

Shaw Family Living Trust

c/o SFLTCo Ltd.

800, 630 – 3rd Avenue SW

Calgary, AB T2P 4L4

Attention: Jana Neal, Chief Executive Officer

Email:      [Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Dentons Canada LLP

15th Floor, Bankers Court, 850 - 2nd Street SW

Calgary, AB T2P 0R8

Attention: William K. Jenkins

Email:       bill.jenkins@dentons.com

Any notice or other communication is deemed to be given and received (a) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (b) if sent by overnight courier, on the next Business Day, or (c) if sent by email, on the date such email was sent if it is a Business Day and such email was sent prior to 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day. A party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

Section 6.11 Specific Performance and other Equitable Rights

The parties to this Agreement agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, including, without limitation, following termination of the Arrangement Agreement or the payment of any amounts to the Purchaser under the Arrangement Agreement or otherwise and whether or not an Alternative Transaction has been commenced by the Purchaser. It is accordingly agreed that the parties to this Agreement shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting a bond or other security in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedies to which the parties to this Agreement may be entitled at law or in equity, and no party shall object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law or in equity.

Section 6.12 Expenses

All out-of-pocket third party expenses incurred in connection with this Agreement or the transactions contemplated by this Agreement, including all costs, expenses and fees incurred prior to or after the Effective Date in connection with, or incidental to, this Agreement shall be paid by the party incurring such expenses, whether or not the Arrangement is consummated.

Section 6.13 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by email) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed PDF or similar executed electronic copy of this Agreement, and such PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement among the parties.

[Signature page follows]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

ROGERS COMMUNICATIONS INC.

Per:	“Joseph Natale”
Name: Joseph Natale
Title: President and Chief Executive Officer

Per:	“Anthony Staffieri”
Name: Anthony Staffieri
Title: Chief Financial Officer

SHAW FAMILY LIVING TRUST, BY ITS TRUSTEE, SFLTCO LTD.

Per:	“Jana Neal”
Name: Jana Neal
Title: Chief Executive Officer

[Controlling Shareholder Voting Support Agreement]

SCHEDULE A

SUBJECT SECURITIES

Name of Registered Holder	Class A Participating Shares	Class B Participating Shares	Total
[Redacted – Personal Information]	[Redacted – Personal Information]	[Redacted – Personal Information]	[Redacted – Personal Information]

Total	17,662,400	33,057,068	50,719,468

SCHEDULE B

CHARITABLE FOUNDATIONS

[Redacted – Personal Information]